April 2, 2015

VIA EDGAR AND FEDERAL EXPRESS

Division of Corporation Finance
Securities and Exchange Commission
Washington, D.C. 20549

Attention: Geoff Kruczek

Re:	Alliqua BioMedical, Inc.
Registration Statement on Form S-4
Filed March 6, 2015
File No. 333-202593

Dear Mr. Kruczek:

Reference is made to the comment letter of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated March 26, 2015 (the “Comment Letter”), relating to the Registration Statement on Form S-4 (File No. 333-202593), filed by Alliqua BioMedical, Inc. (the “Company”) with the Commission on March 6, 2015 (the “Registration Statement”), as amended in response to the Comment Letter by Amendment No. 1 to the Registration Statement filed contemporaneously herewith (the “Amendment No. 1”).

Per your request, the Company acknowledges in connection with the Amendment No. 1 that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

ALLIQUA BIOMEDICAL, INC.

By:	/s/ Brian Posner
Name:	Brian Posner
Title:	Chief Financial Officer

cc:	Rick A. Werner, Esq., Haynes and Boone, LLP